Daniel I. Goldberg Direct Phone: +1 212 549 0380 Email: dgoldberg@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 Tel +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

June 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Ritter Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-202924) filed May 21, 2015 CIK No. 0001460702

Dear Mr. Riedler:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 2, 2015 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold is the comment from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Significant factors, assumptions and methodologies used in determining the estimated fair value of the Company’s common stock, page 56

1.	Please refer to your response to our prior comment two. Provide us the calculation (i.e. the numerator and denominator) for the $1.796 per share and $.437 per share valuations under the IPO and “other” scenarios, respectively. We assume the numerator for the IPO scenario is the $70 million value you refer to in your April 24, 2015 letter and that the numerator for the “other” scenario is the $1.4 million allocated to common stock as of the valuation date disclosed on page 58 of your filing. With respect to the denominators, tell us what you included and why for each scenario. In particular for the IPO scenario, it appears that you used 38,975,501 shares based on the $70 million valuation. To the extent it assumes exercise of options and warrants, tell us why, and how you considered the effect of the exercise proceeds. Also in this regard, more fully explain to us your statement that “Both scenarios included options expected to be issued in December 2014 on 11.3 million common shares.”

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Securities and Exchange Commission

June 5, 2015

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the calculation (i.e., the numerator and denominator) for the $1.796 per common share valuation under the IPO scenario is as follows.

The value per share in the IPO scenario is initially $2.048, prior to discounting for the time value of money, because the IPO was expected to occur six months after the valuation date. The $1.796 is the present value of the $2.048 per share. Because the $70 million IPO value will provide a per share return to shareholders above the exercise price of all of the options and warrants, we assumed that all of the warrant and option holders would exercise. The exercise proceeds would total $16,945,094. Adding those proceeds to the $70 million IPO value results in a $86,945,094 (the numerator) value distributable to a fully diluted (after exercise of all warrants and options) share count of 42,459,334 (the denominator) and a $2.048 price per common share in the IPO scenario.

The Company respectfully advises the Staff that the calculation (i.e., the numerator and denominator) for the $.437 per common share valuation under the “other” scenario is as follows.

The numerator and the denominator for the common stock in the “other” scenario is $1,409,906 (allocated value to the currently outstanding common stock in the OPM Backsolve analysis) and 3,227,500 shares (the current outstanding common share count as of the valuation date), respectively. The options were included to calculate the overall entity valuation of $24,614,495 in the “other” scenario and the resulting overall entity value was allocated to the various classes of securities (including the preferred shares, the options, and the warrants) to arrive at the residual value allocable to the common shareholders. As such, the options were properly excluded from the numerator and denominator cited here to arrive at the $1,409,906 residual value allocable to the common shareholders.

In addition to the shares and other securities issued and outstanding as of the valuation date, both scenarios include options that were expected to be granted immediately following the valuation in the equity allocation. These options were included because their issuance was reasonably expected as of the valuation date and would occur prior to an exit in either scenario. This treatment is supported by the AICPA guide in section 6.24 c. (“Companies frequently reserve an option pool that includes the options that may be issued to new and existing employees as the company progresses toward a successful liquidity event. In the PWERM, it is appropriate to include in the allocation the options that will be needed to reach each exit scenario”) and in section 6.35 – (“only outstanding options and options that will be issued in the short term . . . are included in the allocation”). Therefore, both scenarios included options expect to be issued in December 2014 on 11.3 million common shares among the other issued and outstanding securities as of the valuation date.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg

Daniel I. Goldberg

cc:	Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.